FORM 11-K
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the Fiscal Year Ended March 31, 2002 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-27062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Horizon Bank Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Horizon Financial Corp.
        1500 Cornwall Avenue
        Bellingham, Washington 98226

Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Horizon Bank Employee Stock Ownership Plan become effective as of
July 1, 1986.   Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended March 31, 2002 and 2001.

(b)  Exhibit 23 Consent of Independent Auditors

                                   Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    /s/V. Lawrence Evans
                                    ---------------------------------
                                    Member of the Horizon Bank Compensation
                                        and Retirement Committee
                                    Trustee, Horizon Bank Employee Stock
                                        Ownership Plan

                                    By: /s/V. Lawrence Evans
                                        -----------------------------
                                    V. Lawrence Evans                (name)
                                    ---------------------------------
                                    Chief Executive Officer          (title)
                                    ---------------------------------
                                    Horizon Bank                     (bank)
                                    ---------------------------------

Date: September 30, 2002

                                 HORIZON BANK
                        EMPLOYEE STOCK OWNERSHIP PLAN

             Independent Auditor's Report and Financial Statements
                       With Supplemental Information

                           March 31, 2002 and 2001

                                                                  HORIZON BANK
                                                EMPLOYEE STOCK OWNERSHIP PLAN
                                                            TABLE OF CONTENTS
                                                      MARCH 31, 2002 AND 2001
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                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT..............................................  1

FINANCIAL STATEMENTS
     Statement of Net Assets Available for Benefits.......................  2
     Statement of Changes in Net Assets Available for Benefits............  3
     Notes to Financial Statements........................................ 4-7

SUPPLEMENTAL SCHEDULE
     Form 5500, Required Portions of Schedule H...........................  8

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Horizon Bank Employee Stock Ownership Plan

We have audited the statement of net assets available for benefits of Horizon Bank Employee Stock Ownership Plan (the "Plan") as of March 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended March 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the statement of net assets available for Plan benefits of Horizon Bank Employee Stock Ownership Plan as of March 31, 2002 and 2001, and the related statement of changes in net assets available for Plan benefits for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on page 8 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Bellingham, Washington
August 9, 2002


                                                                                               HORIZON BANK
                                                                              EMPLOYEE STOCK OWNERSHIP PLAN
                                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                                    MARCH 31, 2002 AND 2001
-----------------------------------------------------------------------------------------------------------

                                                 2002                                   2001
                                 -----------------------------------   -------------------------------------
                                  Allocated  Unallocated     Total      Allocated   Unallocated     Total
                                 ----------  -----------  ----------   ----------   -----------  -----------

Assets
  Cash and cash equivalents      $    2,028  $    -       $    2,028   $    1,687    $    -      $    1,687
  Investment in Horizon Bank
   common stock, at market
   value                          2,603,345    371,556     2,974,901    1,843,546      355,199    2,198,745
                                 ----------  ---------    ----------   ----------   ----------   ----------
     Total assets                 2,605,373    371,556     2,976,929    1,845,233      355,199    2,200,432
                                 ----------  ---------    ----------   ----------   ----------   ----------

Liabilities
  Loan payable to Horizon Bank         -       288,413       288,413         -         360,517      360,517
                                 ----------  ---------    ----------   ----------   ----------   ----------
     Total liabilities                 -       288,413       288,413         -         360,517      360,517
                                 ----------  ---------    ----------   ----------   ----------   ----------
Net Assets (Deficit) Available
 for Benefits                    $2,605,373  $  83,143    $2,688,516   $1,845,233   $   (5,318)  $1,839,915
                                 ==========  =========    ==========   ==========   ==========   ==========



See accompanying notes to these financial statements.                                                     2
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 FOR YEAR ENDED MARCH 31, 2002
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                                          Allocated   Unallocated     Total
                                         ----------   ------------  ----------

Additions To Net Assets
 Employer contributions                   $   6,048    $  97,331   $  103,379
 Dividends on Horizon Bank common stock     106,637        -          106,637
 Interest income                                321        -              321
 Net unrealized appreciation (deprecia-
   tion) of Horizon Bank common stock       591,394       88,461      679,855
 Allocation of 7,344 shares of Horizon
   Bank common stock, at market value        72,104        -           72,104
                                         ----------    ---------   ----------
     Total additions to net assets          776,504      185,792      962,296
                                         ----------    ---------   ----------

Deductions From Net Assets
 Interest expense                             -           25,227       25,227
 Fees                                         6,048        -            6,048
 Withdrawals                                 10,316        -           10,316
 Allocation of 7,344 shares of Horizon
   Bank common stock, at market value         -           72,104       72,104
                                         ----------    ---------   ----------
     Total deductions from net assets        16,364       97,331      113,695
                                         ----------    ---------   ----------

Net Increase (Decrease) In Assets           760,140       88,461      848,601

Net Assets (Deficit) Available For Benefits
 Beginning of year                        1,845,233       (5,318)   1,839,915
                                         ----------    ---------   ----------
 End of year                             $2,605,373    $  83,143   $2,688,516
                                         ==========    =========   ==========

See accompanying notes to these financial statements.                        3
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2002 AND 2001
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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Horizon Bank Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Plan was formed on July 1, 1986 to provide certain benefits to the employees of Horizon Bank (the "Bank") and was subsequently amended several times. The Plan operates as a leveraged employee stock ownership plan
(ESOP), and is designed to qualify under section 401(a) and comply with
Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and subsequent amendments.

The Plan owns approximately 2.73% of the outstanding common shares of Horizon Bank. The shares were purchased by the ESOP with funds borrowed from the Bank. The borrowing is collateralized by the unallocated shares of Horizon Bank common stock.

Bank Contributions - The current loan from the Bank was estimated to be repaid over a period of ten years by Bank contributions to the Plan as determined by the Board of Directors. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

Participation - All employees of the Bank are eligible to participate in the Plan after 24 consecutive months of service provided they complete 1,000 hours of service during each of those two years. Enrollment in the Plan occurs on the Entry Date, either April 1, or October 1, coincident with or next following the date on which two years of eligible service is completed. Participants who are employed on the last working day of the Plan year are eligible for an allocation of Bank contributions for the year, pursuant to Plan documents.

Participant Accounts - Two separate accounts are maintained for each participant, a Participant's Employer Stock Account and an Other Investment Account. The Participant Employer Stock Account maintained for each participant will be credited annually with his or her allocable share of Horizon common stock derived from contribution or dividend. Each participant's allocation of shares derived from Horizon contributions is based on the same proportion that each participant's compensation bears to the total compensation of all such participants for the plan year.

The Other Investments Account maintained for each participant is credited annually with his or her allocable share of dividends and any net income (or loss) earned by the Plan. The Plan had approximately $2,000 and $1,700 in net cash assets allocated in such a manner at March 31, 2002 and 2001, respectively.

Vesting - Participants are always fully vested in their accounts under the Plan. There are no special rules under the Plan with respect to the service that will be credited for vesting purposes.

Forfeiture - Participant accounts under the Plan are always fully vested and nonforfeitable.
                                                                            4
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2002 AND 2001
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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Administration of Plan Assets - Plan assets are held and managed by the Trustee of the Plan. Unallocated shares of the Plan are pledged to the Bank and are released as repayments are made on the Bank's loan to the Plan. The Trustee also handles Bank contributions and distributions. Various other administrative functions are performed by a third party administrator. Any third party administrator expenses incurred are paid by the Bank.oting Rights Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Payment of Benefits - On retirement, death, disability or termination, a participant may elect to receive a lump sum amount or installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee's beneficiaries. Terminated participants with an account balance of less than $5,000 may receive a lump sum amount, based upon the sole discretion of the Plan Administrator. Distributions are made in cash or, if participant elects, in the form of the Bank's common stock plus cash for any fractional shares.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - The common shares of Horizon Bank are valued at market value as determined by quoted market price.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Allocated and Unallocated Net Assets - The borrowing from Horizon Bank (Note
4) is collateralized by the unallocated shares of stock. The Bank has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years ended March 31, 2002 and 2001 present separately the assets and liabilities and changes therein pertaining to:

   * the accounts of employees with rights in allocated stock (Allocated), and
   * stock not yet allocated to employees (Unallocated), and
   * stock is reallocated based on annual loan principal payments

Tax Status - The Plan applied for and obtained a determination letter dated July 1987 in which the IRS stated that the Plan, as designed, was substantially in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                                                                             5
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2002 AND 2001
------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Termination - Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. Upon termination, participants will become fully vested in their account balances. Such vested amounts will be distributed to participants in accordance with the Plan documents.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS IN HORIZON BANK COMMON STOCK

The Plan's investments, at March 31, are presented as follows:

                                    2002                       2001
                          ------------------------   ------------------------
                           Allocated   Unallocated    Allocated   Unallocated
                          ----------   -----------   ----------   -----------

  Horizon Bank
  Common shares              257,248        36,715      207,140        39,910
                          ==========   ===========   ==========   ===========
  Market value            $2,603,345   $   371,556   $1,843,546   $   355,199
                          ==========   ===========   ==========   ===========

On June 25, 2002, Horizon Bank declared a 25% stock split. All shares have been restated to reflect the stock split.

On April 24, 2001, Horizon Bank declared a 15% stock dividend. Allocated shares of 28,494 and unallocated shares of 718, post stock split, were added to the Plan.

During 2002 and 2001, 966 and 16,860 shares, respectively, of Horizon Bank common stock were distributed to terminated participants representing the vested portion of their account balance. The shares were subsequently redeemed by the Bank.

The investment in Horizon Bank common stock represents in excess of 5% of Plan assets at March 31, 2002 and 2001.

NOTE 4 - LOAN PAYABLE TO HORIZON BANK

In April 1996, the Bank provided funds in the amount of $500,000 to the Plan which were used to acquire 40,000 shares of Horizon Bank common stock. The loan requires minimum repayments annually, all of which have been met by the Plan. The loan is secured by all unallocated shares of stock and bears interest at a fixed rate of 7.0%.

In May 1999, Horizon Financial Corp. provided funds in the amount of $154,725 to the Plan which were used to acquire 12,500 shares of Horizon Bank common stock. The loan requires minimum repayments annually, all of which have been met by the Plan. The loan is secured by all unallocated shares of the stock and bears interest at a fixed rate of 7.0%.

                                                                            6
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2002 AND 2001
------------------------------------------------------------------------------

NOTE 4 - LOAN PAYABLE TO HORIZON BANK (Continued)

Based on the above agreements principal repayments are expected to be as follows:

                                                  Minimum
                                                 Principal
                                                  Payment
              March 31                              Due
              --------                           --------

                2003                             $ 72,104
                2004                               72,104
                2005                               72,104
                2006                               72,101
                                                 --------
                Total                            $288,413
                                                 ========

                                                                             7
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                                    HORIZON BANK EMPLOYEE STOCK OWNERSHIP PLAN
                                                   EIN 91-1347394 PLAN NO. 002
                                    FORM 5500, REQUIRED PORTIONS OF SCHEDULE H
                                                                MARCH 31, 2002
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Schedule H, Line 4i Schedule of Assets (Held at End of Year)

                                                                       (e)
 (a)          (b)                (c)                    (d)          Current
            Issuer      Investment Description          Cost          Value
----  ----------------  -----------------------      ----------    ----------
 *    Horizon Bank      257,248 Shares of no
                          par common stock           $1,701,451    $2,974,901
 *    Horizon Bank      Cash                              2,028         2,028

Schedule H, Line 4j Schedule of Reportable Transactions

                    (b)
                Description                                      (g)
                 of Assets                                     Current
                 (include                      (e)             Value of
                 interest                    Expense            Asset     (h)
                 rate and                    Incurred  (f)       on       Net
  Identity       maturity      (c)     (d)     with    Cost     Trans-   Gain
  of Party       in case    Purchase  Lease   Trans-    of      action    of
  Involved      of a loan     Price   Rental  action   Asset     Date    Loss)
-------------   ----------   -------  ------  ------  -------   ------   -----

*Horizon Bank   8,931 Shares
                 of common
                 stock     $ 107,048  $   -   $   -  $107,048  $107,048  $  -

* Party-in-interest as defined by ERISA


                                                                             8
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                                                        Supplemental Schedules
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                   CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Horizon Financial Corporation

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 33-99780) pertaining to the 1986 Stock Option and Incentive Plan; and the Registeration Statement on Form S-8 (No. 333-88571) pertaining to the Bank of Bellingham 1993 Employee Stock Ownership Plan of our report dated August 9, 2002, with respect to the financial statements and schedules of the Horizon Bank Employee Ownership Plan included in this Annual Report (Form 11-K) for the fiscal year ended March 31, 2002.


/s/ Moss Adams LLP

Bellingham, Washington
September 27, 2002